February 24, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Belinda Johnson on February 2, 2012, for Post-Effective Amendment No. 147 to the Registration Statements on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

Fees and Expenses of the Fund

1.

Comment:        The Staff requested that the Registrant amend the table entitled “Shareholder Fees – Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the percentage that would be paid under the contingent deferred sales charge.

Response:        The Registrant has revised the disclosure to include reference to the contingent deferred sales charge that may be paid for Class A shares for all Funds that offer Class A shares.

2.	Comment: The Staff requested confirmation that all waiver agreements be filed going forward.

Response:        The Registrants confirm that they already file all waiver agreements.

FUND SPECIFIC COMMENTS

ING Alternative Beta Fund

Principal Investment Strategies

3.

Comment:         The Staff commented that, the term “Alternative” used in the Fund’s name suggests a certain type of investment. As such, pursuant to Rule 35d-1, the Fund should have an investment of at least 80% in alternative investments.

Response:         The Registrant appreciates the comment but does not believe that the Fund’s

name is subject to the 80% test under Rule 35d-1.    The term “alternative” has no commonly understood meaning to investors and does not suggest any particular type of investment or security type; but rather, it covers a range of different types of investment strategies. Additionally, the term “alternative beta” used in the name of the Fund is not used to identify any type of investment or security type. The term “alternative beta” refers to the proprietary investment strategy developed by the Fund’s advisor and sub-advisor to pursue the Fund’s investment objective which is to achieve investment results that approximate the performance of the beta component of the returns of hedge funds as a broad asset class represented by the HFRI Fund Weighted Composite Index. To pursue this investment objective the Fund invests in wide variety of financial instruments that provide exposure to a range of different investments, including U.S. large cap equities, U.S. small cap equities, non-U.S. equities, emerging markets equities, commodities, currencies and U.S. large cap equity volatility. Accordingly, the Registrant has not made any revisions in response to the comment.

Performance Information

4.

Comment:         The Staff requested the Registrant add additional disclosure to the narrative introduction to the Average Annual Total Returns table regarding information about the additional index returns presented in the table.

Response:         The Registrant appreciates the comment but believes that pursuant to Instruction 6 to Item 27(b)(7) additional index comparison is encouraged so long as the comparison is not misleading. The statement already contained in the introduction to the table that states the Fund’s performance is compared to “a broad-based securities market index/indices…” indicates that the Fund may compare its performance to more than one index.

ING Global Target Payment Fund

Principal Investment Strategies

5.

Comment:        With respect to the use of “Global” in the name, the Staff requested additional disclosure that a significant amount of the Fund’s assets will be invested outside the United States. For purposes of determining a “significant amount” the Staff commented that such would be at least 40% of the Fund’s assets.

Response:        The Fund is a fund-of-fund structure and as such does not generally invest directly in securities. However, the Registrant believes the disclosure indicating that the Fund will invest in underlying funds that invest in global securities is consistent with the guidance with respect to the use of the term “global” provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.    The Registrant confirms that as of January 31, 2012, the Fund had 56.25% of its assets invested in underlying funds that invest globally.

6.

Comment:        The Staff requested clarification as to the inclusion of the risk for Proprietary Hedge Fund Beta Strategy, Real Estate Companies and Real Estate Investment Trust, and Short Exposures are included but there is no disclosure of these strategies in the Principal Investment Strategies for the Fund.

Response:        The above-referenced risks are all discussed as part of the Principal Investment Strategies of an underlying fund. Accordingly, the Registrant believes that based on the Fund’s allocation to certain underlying funds, it is appropriate to identify the principal risks of those underlying funds as principal risks of the Fund.

Performance Information

7.	Comment: The Staff requested clarification as to the appropriateness of the Dow Jones Moderate Portfolio (“DJMP”) Index as the Fund’s benchmark

Response:        The Fund’s principal investment strategy includes asset allocation to underlying funds that represents multiple asset classes. As such, the Registrant believes that the multi-asset class composition of the DJMP Index provides a reasonable comparison to the asset allocations of the Fund.

Statement of Additional Information – Fundamental Investment Restrictions

8.

Comment:        The Staff requested that with respect to fundamental policy number one (1) and two (2) the Registrant amend it and include a statement stating that there is no limitation with respect to obligations issued or guaranteed by any “tax exempt” state or territory of the United States.

Response:        The Registrant appreciates the comment, but cannot include the statement as changes to a fundamental restriction would require shareholder approval.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip H. Newman, Esq.
Goodwin Procter LLP

ATTACHMENT A

February 24, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

ING Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.     Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Philip H. Newman, Esq.
Goodwin Procter LLP